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02019786

AM 3/12/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52182

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.P. Morgan Advisors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moran (212) 789-5940
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name — *if individual, state last, first, middle name*)

1177 Avenue of Americas (Address) New York, (City) N.Y. (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/26

OATH OR AFFIRMATION

I, Michael Moran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Advisors Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

JACQUELINE CARR
NOTARY PUBLIC, State of New York
No. 24-4863415
Qualified in Queens County
Certificate Filed in New York County
Commission Expires June 23, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
J.P. Morgan Advisors Inc.:

In our opinion, the accompanying statement of financial condition and the related consolidated statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows present fairly, in all material respects, the financial position of J.P. Morgan Advisors Inc. (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2002

J.P. Morgan Advisors Inc.
(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 42,609,277
Property and equipment at cost, less accumulated depreciation and amortization of $519	2,597
Other assets	2,217,900
Total assets	$ 44,829,774
Liabilities	
Incentive compensation and employee expenses	$ 425,150
Interest payable	65,650
Accounts payable and accrued expenses	159,550
	650,350
Subordinated borrowings	10,000,000
Stockholder's equity	
Common stock, par value $1; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	151,461,475
Accumulated deficit	(117,282,151)
Stockholder's equity	34,179,424
Total liabilities and stockholder's equity	$ 44,829,774

The accompanying notes are an integral part of these consolidated financial statements.

J.P. Morgan Advisors Inc.
(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Consolidated Statement of Operations
For the year ended December 31, 2001

Revenues	
Interest income	$ 2,978,681
Fee and other revenue, net	(124,311)
Total revenue	2,854,370
Expenses	
Employee compensation and benefits	7,189,409
Occupancy	738,713
Depreciation and amortization	5,295,422
Interest expense	884,221
Merger and restructuring	(1,127,507)
Technology and communications	7,627,342
Intercompany service charges	1,956,512
Other expenses	1,061,374
Total expenses	23,625,486
Net loss	$ (20,771,116)
Capital contribution	$ 1,519,000

The accompanying notes are an integral part of these consolidated financial statements.

J.P. Morgan Advisors Inc.
(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Consolidated Statement of Changes in Stockholder's Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$ 100	$ 194,999,900	$ (96,511,035)	$ 98,488,965
Net loss			(20,771,116)	(20,771,116)
Capital contribution		1,519,000		1,519,000
Distributions		(45,057,425)		(45,057,425)
Balance, December 31, 2001	$ 100	$ 151,461,475	$(117,282,151)	$ 34,179,424

The accompanying notes are an integral part of these consolidated financial statements.

J.P. Morgan Advisors Inc.
(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Consolidated Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the year ended December 31, 2001

Balance, January 1, 2001	$ 15,000,000
Decrease in subordinated borrowings	(5,000,000)
Balance, December 31, 2001	$ 10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

J.P. Morgan Advisors Inc.
(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Consolidated Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (20,771,116)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	5,295,422
Merger reserve reversal	(1,127,507)
Change in assets and liabilities net of effects from distribution of J.P. Morgan Advisory Services Inc.	
Decrease in operating assets	13,177,141
Decrease in operating liabilities	(28,296,504)
Total adjustments	(10,951,448)
Net cash used in operating activities	(31,722,564)
Cash flows from investing activity	
Purchase of property, equipment and investment in software capitalization	(6,511,419)
Proceeds from disposals of fixed assets	9,952,775
Cash transferred with distribution of J.P. Morgan Advisory Services Inc.	(30,177,953)
Net cash used in investing activities	(26,736,597)
Cash flows from financing activity	
Repayment of subordinated borrowings	(5,000,000)
Net cash used in financing activities	(5,000,000)
Net decrease in cash and cash equivalents	(63,459,161)
Cash and cash equivalents at beginning of the year	106,068,438
Cash and cash equivalents at end of the year	$ 42,609,277
Supplemental disclosures of cash flow information	
Cash paid during the period for interest	$ 1,059,010
Cash received during the period for taxes (from parent)	$ 20,845,000

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

J.P. Morgan Advisors Inc. (the "Company"), was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of J.P. Morgan Securities Holding Inc. ("JPMSH"), which itself is in turn wholly owned by J.P. Morgan Chase & Co. ("JPMC"). The Company's registration was approved by the National Association of Securities Dealers, Inc. ("NASD") on December 22, 1999.

The Company was formed as a vehicle to offer the investment advisory and brokerage services of J.P. Morgan Chase & Co. to affluent and wealthy customers through the Internet and through wealth advisors. The Company executes and clears all trades through its fully disclosed clearing broker-dealer, the Pershing Division of Credit Suisse First Boston, pursuant to the terms of an agreement for securities clearance services between the Company and the clearing broker. The Company had limited activity during 2001 as it is going through the process of reorganizing its business.

The Company is currently registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company filed a new Membership Agreement with the NASD in 2001, requiring approval to employ up to five hundred associated persons and to operate up to 28 branch offices.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

On July 8, 2001, 100% of the Company's investment in J.P. Morgan Advisory Services Inc. was distributed to the Company's sole shareholder, JPMSH. The distribution was a non-cash transaction in amount of $45,057,425. Assets in amount of $61,369,489 are transferred and liabilities of $16,312,064 were assumed.

2. Significant Accounting Policies

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, J.P. Morgan Advisory Services Inc. (for the period January 1, 2001 through July 8, 2001). All intercompany transactions that occurred prior to July 8, 2001 are eliminated in consolidation.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments including money market funds, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The Company records all securities transactions, including fee and commission revenue and related expenses, on the trade-date.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets.

Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities using enacted tax rates.

The results of operations of the Company are included in the consolidated federal, New York State and New York City tax returns filed by JPMC. Pursuant to a tax sharing arrangement, JPMC allocates to the Company its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" of the Act), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method under Rule 15c-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, of $250,000.

At December 31, 2001 the Company had net capital, as defined under such rules, of $40,273,949 and excess net capital of $40,023,949.

4. Liabilities Subordinated to Claims of General Creditors

The Company has subordinated borrowing agreements with JPMSH providing for maximum borrowings of $35 million. At December 31, 2001, $10 million was payable under these subordinated borrowing agreements. These borrowings have been approved by the NASD and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. The borrowings are due June 30, 2010 and bear interest at a rate based upon the London Interbank Offered Rate ("LIBOR") plus 60 basis points.

5. Technology Development Costs

Technology development costs are charged to operations as incurred. Technology development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization treatment as internally developed software costs in accordance with Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* In accordance with SOP 98-1, the cost of internally developed software is capitalized and included in property and equipment at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed and management authorizes and commits to funding the project. Pilot projects and projects where expected future economic benefits are less than probable, are not capitalized. Internally developed software costs include the cost of software tools and licenses used in the development of the Company's systems, as well as related payroll and consulting costs. Capitalized costs were $6,331,417 for the year ended December 31, 2001.

Completed projects are transferred to property and equipment at cost and are amortized on a straight-line basis over their estimated useful lives, generally three years. Amortization expense was $2,847,540 for the year ended December 31, 2001.

6. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC. Additionally, the Company's employees receive annual incentive compensation based on their performance and JPMC's consolidated operating results.

New domestic postretirement plans were approved in 2001, and the prior plans of Chase Manhattan Corporation (Chase) and J.P. Morgan & Co. Incorporated (J.P. Morgan) were merged as of December 31, 2001. More detailed information regarding the JPMC benefit plans is as follows:

Pension Plans
JPMC has a noncontributory domestic pension plan that provides defined benefits to substantially all domestic employees. The domestic plan employs a cash balance defined benefit formula that provides for benefits based on salary and service. The plan also provides heritage J.P. Morgan employees hired before December 31, 1998 who leave JPMC prior to December 31, 2003, a minimum benefit tied to base salaries. Additionally, certain employees are covered by an independent professional employment organization that provides a contributory 401(k) plan as well as medical, dental, short and long term liability and life insurance. The Company was charged $256,864 for pension intercompany expense in 2001. Separate information regarding the components of pension cost, plan assets and accumulated and projected benefit obligations are not available for the Company.

Postretirement benefits
JPMC provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on JPMC's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory.

JPMC's postretirement benefit obligations are funded with corporate-owned life insurance ("COLI") purchased on the lives of eligible employees and retirees. Assets of the COLI policies are held in a separate account with the insurance company. The insurance company invests the cash value of the policies in equities, bonds and other debt securities. While JPMC owns the COLI policies, COLI proceeds (death benefits, withdrawals and other distributions) may be used only to reimburse JPMC for its net postretirement benefit claim payments and related administrative expenses.

The Company was charged $8,464 in 2001, for postretirement health care and life insurance benefit expense.

Broad-Based Employee Stock Options
In January 2001, JPMC granted Value Sharing Plan awards, under which 26.0 million options to purchase common stock were granted to substantially all full-time (375 options each) and part-time (188 options each) employees. The exercise price was equal to JPMorgan Chase's common stock price on the grant date. The options become exercisable after five years, or earlier if JPMC's stock price reaches and sustains a target price for a minimum period. This award is the second of what is intended to be three equal annual grants to eligible active employees on the respective grant dates. The exercise and target price for the third grant will be determined at the time of the grant. The 2001 grants have not achieved their price targets.

Comparison of the Fair and Intrinsic Value Based Measurement Methods
JPMC accounts for its employee stock-based compensation plans under the intrinsic value based method in accordance with APB Opinion 25. There is no expense recognized for stock options, as they have no intrinsic value on the grant date.

7. Property and Equipment

Property and equipment at December 31, 2001, consists of computer equipment depreciated over its estimated useful life of 3 to 5 years.

8. Capital Contribution

The capital contribution of $1,519,000 relates to the tax sharing benefit generated by the Company. In accordance with FAS 109, "Accounting for Income Taxes", this benefit is recognized for financial statement purposes as a capital contribution.

9. Related Parties

The Company has significant transactions with JPMC and its subsidiaries. At December 31, 2001 the Company had an investment in the J.P. Morgan Institutional Prime Money Market Fund of $41,244,043 which is distributed by Funds Distributor, Inc. J.P. Morgan Investment Management Inc., an affiliate of JPMC serves as the investment advisor. Interest income of $2,978,681 relates to this investment. The cash balance of $1,365,234 at December 31, 2001 was held in a non-interest bearing cash account at Chase.

The Company engages JPMC personnel to provide administrative services to support its corporate business activities. Amounts paid to JPMC and its subsidiaries in 2001 with respect to administrative support services amounted to $1,956,512. At December 31, 2001 $79,653 of these charges were payable and are included in accounts payable and accrued expenses.

10. Merger and Restructuring

In connection with the merger of J.P. Morgan and Chase, management estimated as of December 31, 2000 that JPMC would have incurred one-time pre-tax costs of $13,235,527, attributable to the Company and its subsidiary, J.P. Morgan Advisory Services Inc. As of December 31, 2001, management determined that there had been an overaccrual of $1,127,507 that has been credited to current period earnings.

11. Reconciliation of Statement of Financial Condition to Form X-17a-5

The statement of financial condition has been prepared in accordance with generally accepted accounting principles and differs in certain respects from the accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17a-5. A reconciliation of amounts reported herein to amounts reported by J.P. Morgan Advisors Inc. as of December 31, 2001 in its unaudited Part IIA FOCUS Report filing is as follows:

	Form X-17a-5	Reclassifications	Statement of Financial Condition
Assets			
Cash and cash equivalents	$ 41,749,180	$ 860,097	$ 42,609,277
Property and equipment at cost, less accumulated depreciation of $519	2,597		2,597
Other assets	1,403,998	813,902	2,217,900
Total assets	$ 43,155,775	$ 1,673,999	$ 44,829,774
Liabilities			
Incentive compensation and employee expense	$ 1,944,615	$ (1,519,465)	$ 425,150
Interest payable	65,650		65,650
Accounts payable and accrued expenses	159,550	-	159,550
Total liabilities	2,169,815	(1,519,465)	650,350
Subordinated borrowings	10,000,000		10,000,000
Stockholders' equity			
Common stock	100		100
Additional paid-in capital	138,173,384	13,288,091	151,461,475
Retained earnings	(107,187,524)	(10,094,627)	(117,282,151)
Total stockholder's equity	30,985,960	3,193,464	34,179,424
Total liabilities and stockholder's equity	$ 43,155,775	$ 1,673,999	$ 44,829,774

J.P. Morgan Advisors Inc.
(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Net Capital Computation
December 31, 2001

Schedule I

Total ownership equity	$ 34,179,424
Subordinated liabilities	10,000,000
Total capital and allowable subordinated liabilities	44,179,424
Deductions and/or charges	
Nonallowable assets	860,097
Property and equipment, net	2,597
Other assets	2,217,900
Total nonallowable assets	3,080,594
Haircuts on securities	824,881
Net Capital	40,273,949
Computation of alternative net capital requirement	
2% of aggregate debit items (or $250,000, if greater)	250,000
Excess net capital	$ 40,023,949

The Company's net capital under Rule 15c3-1 filed with the unaudited December 31, 2001 FOCUS Report is $38,754,484. The difference to the net capital disclosed in the table above equals $1,519,465 and relates to adjustments to the employee incentive compensation liability as of December 31, 2001.

J.P. Morgan Advisors Inc.
(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and
Stockholder of J.P. Morgan Advisors Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of J.P. Morgan Advisors Inc. (the "Company") for the period from January 1, 2001 through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and

(2) Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess

PRICEWATERHOUSECOOPERS

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2002